Exhibit 99.4

FOR IMMEDIATE RELEASE – May 14, 2013

Anchor Funding Services, Inc. reports net income of $52,916 for the first quarter of 2013 as compared to $36,769 for the comparable period of the prior year.

Boca Raton, Fl. (PR Newswire) May 14, 2013 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the quarter ended March 31, 2013. Anchor reported 2013 first quarter finance revenues increased to $602,607 from $542,496 for the comparable period of the prior year, an increase of 11.1%. The change in revenue was primarily due to an increase in business from existing clients and adding new clients. Our net income for the first quarter of fiscal 2013 increased to $52,916, as compared to $36,769 for the comparable period of the prior year, an increase of 43.9%. The improved operations for the first quarter of 2013 were accomplished through increased sales of 11.1%, which offset a 7.7% increase in additional operating expenses  associated with the Company’s opening of a sales office in Medley, Florida.

Anchor continues to experience demand for its financing product services. Anchor purchased approximately $23.54 million of invoices during the first quarter of 2013 as compared to $20.25 million for the comparable period of the prior year.

Morry F. Rubin, CEO, stated "We are excited about our profitable results and our ability to be more competitive in the marketplace and fund larger transactions with the credit facility we entered into in November 2011. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 100 companies in over 30 states in 2013. We are focused on adding additional credit worthy clients to our national portfolio and seeking acquisition opportunities.”

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q for the quarter ended March 31, 2013 can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anchor to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and Anchor’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com